UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 333-51434

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOX INVESTMENT PLAN

2121 Avenue of the Stars

Los Angeles, CA 90067

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

Fox Investment Plan

Financial Statements and Supplemental Schedules

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

Fox Retirement Board

Fox Investment Plan

We have audited the accompanying statements of net assets available for benefits of Fox Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 24, 2011

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value	$1,065,081,183	$891,967,394
Cash	8,271	16,061

Receivables:
Notes receivable from participants	20,458,802	17,300,698
Employer contributions	250,949	338,164
Participant contributions	517,389	676,922
Interest and other	137	67,218

Total receivables	21,227,277	18,383,002

Total assets	1,086,316,731	910,366,457

Liabilities
Due to broker for securities purchased	57,568	589,579

Total liabilities	57,568	589,579

Net assets reflecting all investments at fair value	1,086,259,163	909,776,878
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,815,527)	(1,938,898)

Net assets available for benefits	$1,083,443,636	$907,837,980

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to (deductions from) net assets attributed to:
Contributions:
Employer, net of forfeitures	$39,766,432
Participant	83,947,233
Rollover	4,660,698

Total contributions	128,374,363

Net investment income:
Net appreciation in fair value of investments	95,343,424
Interest, dividends, and other	25,629,480
Interest earned on notes receivable from participants	959,908

Total net investment income	121,932,812

Benefits paid to participants	(74,683,414)
Administrative and other expenses	(18,105)

Net increase	175,605,656

Net assets available for benefits at beginning of year	907,837,980

Net assets available for benefits at end of year	$1,083,443,636

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor or the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was originally adopted effective June 1, 1984.

Effective January 1, 2008, the Plan was amended and restated in its entirety. The Plan adopted a Safe Harbor compliant structure. As a result, the employer match on eligible employee deferrals was changed to 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed from the prior match of 50% of the first 6% of a participant’s compensation.

Effective January 1, 2010, the Plan adopted an amendment to increase the threshold for mandatory distributions at termination of employment from $1,000 to $5,000. If the participant’s vested interest in the Plan is less than $1,000, a cash-out distribution shall occur upon termination. If the participant’s vested interest in the Plan is at least $1,000 but not more than $5,000, the participant’s account shall automatically be rolled over to an IRA at the financial institution of the Company’s choice.

In 2010, Fox Mobile Group, Inc., Jesta Mobile Holding Inc., and Clairvot SA entered into a Purchase Agreement. Effective as of December 22, 2010, the Closing Date of the Purchase Agreement, certain employees of Fox Mobile Distribution, LLC (FMD) and Fox Mobile Entertainment, Inc. (FME) became 100% vested in their accounts in the Plan. These employees include those who were participants of the Plan immediately prior to the Closing Date and those who were employed by FMD or FME immediately after the Closing Date.

Effective March 15, 2010, the Plan was amended to allow employees of Fox Television Stations, Inc. who are members of the IATSE Locals 794/819 to participate in the Plan and to be automatically enrolled in the Plan. The Company does not provide a Company Matching Contribution, but does contribute for each participant on a pay period basis an amount equal to 1% of compensation, as defined.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective October 14, 2010, the Plan was amended to give years of vesting service to persons who were employees of Yardbarker, Inc. at the time of the merger with Fox Sports Interactive Media, LLC and YB Merger Corporation and became employees as a result of the merger.

Effective October 29, 2010, the Plan was amended for employees of Strategic Data Corporation and its subsidiary, Fox Audience Network, Inc., at the time Strategic Data Corporation was acquired by The Rubicon Project, Inc. As a result of this transaction, employees of Strategic Data Corporation and its subsidiary, Fox Audience Network Inc., who ceased to be employees became 100% vested in their employer matching contributions and employer non-elective contributions accounts. In addition, these employees received employer matching contributions and employer non-elective contributions based on the compensation earned through the effective date as if the employees were employed on December 31, 2010.

Eligibility

The Plan is a defined contribution plan available to certain nonunion employees of the Company to which the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Contributions

Employees eligible to participate in the Plan are automatically enrolled in the Plan at a 3% deferral rate, unless they affirmatively opt out of participation. The following types of contributions are allowable under the terms of the Plan document:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code). Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions, which are also subject to certain limitations of the Code. After-tax contributions are subject to a Plan limitation of $5,000 per year.

Employer Matching Contributions – The Company contributes for each participant each pay period an amount equal to 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed. The annual Company matching contribution may not exceed 3 1/2% of a participant’s annual compensation.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Non-elective Contributions – The Company contributes for each participant each pay period a Company non-elective contribution in an amount equal to 2% of pay period compensation for each participant who (1) is ineligible to participate in a Company pension plan and is a non-collective bargaining unit eligible employee or (2) is covered by a collective bargaining agreement requiring said contribution.

Rollover Contributions – Amounts distributed to participants from other tax-qualified plans and/or individual retirement accounts may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) for the year ended December 31, 2010 may not exceed the lesser of (a) $49,000, or (b) 100% of the participant’s includable compensation, as defined by the Plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions. In addition, as part of the January 1, 2008 Plan amendment, the employer match vesting schedule was changed to two-year cliff vesting. Participants employed prior to January 1, 2008, will vest at 20% at the end of their first year of service consistent with the prior vesting schedule and then vest 100% at the end of their second year to comply with the amended vesting schedule.

A participant becomes 100% vested in the Employer Matching Contribution account at the earliest of the following dates:

•	Completion of two years of vesting service

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A participant becomes 100% vested in the Employer Non-elective Contribution account at the earliest of the following dates:

•	Completion of three years of vesting service, as defined

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Forfeitures

If a participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of his/her employer contribution account is forfeited. If a participant defers distribution of his/her account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month period has elapsed after an employee’s termination date. In accordance with the Plan document, such forfeitures are used to reduce future Employer Matching Contributions. For the year ended December 31, 2010 forfeitures of approximately $3,694,000 were used to reduce the Employer Matching Contributions.

Forfeited balances of approximately $250,000 and $138,000 were available to reduce future contributions as of December 31, 2010 and 2009, respectively.

Investment Options

The plan administrator intends the Plan to constitute a Plan described in section 404(c) of ERISA. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options offered by the Plan.

Participants may direct their investment balances among these various investment options at anytime, subject to trading restrictions imposed by the mutual fund companies. During the year ended December 31, 2010, the Plan added the Morgan Stanley Invesco Mid Cap Growth I Fund, Dodge & Cox Stock Fund, Blackrock Inflation Protected Institutional Class Fund, and Spartan International Index Fund to the Plan’s fund menu.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions, and debited for any distributions. Investment fund gains, losses, and expenses are allocated based on the participant’s account balances in each fund.

Notes Receivable from Participants

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee, Fidelity Management Trust Company, has established a loan fund for recording loan activities. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of the participants’ vested accounts as of the date of distribution.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. Certain expenses incurred by the Plan are processing fees charged to participants for requesting a distribution or loan check to be sent via overnight mail. During the year ended December 31, 2010, $18,105 of administrative expenses were paid from the accounts of the affected participants.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan’s investment in News Corporation Class B Common Stock amounted to $37,412,510 and $35,168,394 as of December 31, 2010 and 2009, respectively. Such investments represented approximately 3% and 4% of the Plan’s total net assets as of December 31, 2010 and 2009, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the News Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission (SEC) on November 3, 2010, which should be read in connection with the News Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed with the SEC on August 6, 2010.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investments in News Corporation Class B Common Stock, mutual funds, money market funds, common collective funds, synthetic guaranteed investment contracts (GICs), and wrapper contracts are exposed to various risks such as the financial condition of News Corporation, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest, and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans of $17,300,698 have been reclassified to notes receivable from participants as of December 31, 2009 to be consistent with the December 31, 2010 presentation.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend dates.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Net Appreciation (Depreciation) in Fair Value of Investments

All realized and unrealized appreciation (depreciation) in the fair value of investments is shown in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2010	2009
Investments at fair value:
American Funds AMCAP R5 Fund	$118,182,684	$102,620,003
Morgan Stanley Invesco Mid Cap Growth I Fund	90,755,313	*
Fidelity Puritan Fund	*	116,152,644
Julius Baer International Equity Fund II	96,718,032	93,612,449
Mairs & Power Growth Fund	*	69,186,764
Fidelity Spartan U.S. Equity Index Fund	129,506,553	46,688,802
PIMCO Total Return Fund Institutional Class	98,452,895	86,447,663
Fidelity Mid-Cap Stock Fund	*	59,759,106

*	Amount represents less than 5% of net assets at year-end.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year ended December 31, 2010) appreciated in fair value as follows:

Mutual funds	$94,025,313
News Corporation Class B Common Stock	1,318,111

$95,343,424

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement

Mutual funds, government and corporate securities, and common stock investments are stated at quoted market prices. Investments in fully benefit-responsive investment contracts are recognized at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of traditional and separate account GICs was calculated using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC index rates. Fair values for general fixed maturity synthetic GICs and constant duration synthetic GICs are calculated using the sum of all underlying assets’ market values provided by an external pricing source. Fair value of the synthetic GIC wrapper contracts is calculated based on the hypothetical wrap fees generated by matrix pricing. Common collective trust funds are valued based on their unadjusted net asset value as determined by the fund sponsor based on the fair value of the underlying investments held in the common collective trust fund at the measurement date. There are no redemption restrictions on the common collective trust funds. The money market fund and short-term investment fund are valued at cost plus interest earned, which approximates fair value.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$103,351,716	$—	$—	$103,351,716
International equity funds	98,706,153	—	—	98,706,153
Lifecycle funds	302,654,467	—	—	302,654,467
U.S. equity funds	394,285,391	—	—	394,285,391
News Corporation stock	37,412,510	—	—	37,412,510
Short-term investment fund	11,372,866	—	—	11,372,866
Money market fund	782,209	—	—	782,209
Variable synthetic GICs:
Corporate bonds	—	1,516,588	—	1,516,588
Stable value pooled funds	—	2,827,571	—	2,827,571
Traditional GICs	—	3,245,291	—	3,245,291
Fixed maturity synthetic GICs:
Asset-backed securities	10,506,511	—	—	10,506,511
Commercial mortgage-backed securities	7,080,788	—	—	7,080,788
Residential mortgage-backed securities	12,419,172	—	—	12,419,172
Constant duration synthetic GICs:
Asset-backed security index funds	—	11,164,040	—	11,164,040
Collective fund	—	27,800,588	—	27,800,588
Commercial mortgage-backed security funds	—	2,080,846	—	2,080,846
Government bond funds	—	27,409,197	—	27,409,197
Mortgage-backed security funds	—	10,303,472	—	10,303,472
Wrap contracts	—	—	161,807	161,807

Total assets at fair value	$978,571,783	$86,347,593	$161,807	$1,065,081,183

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010.

Level 3 Assets Year Ended December 31, 2010
Wrap Contracts
Balance, beginning of year	$215,954
Total losses included in changes in net assets	(54,147)

Balance, end of year	$161,807

The amount of total losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$(54,147)

Unrealized losses included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced fund	$116,152,644	$—	$—	$116,152,644
Fixed income fund	86,447,663	—	—	86,447,663
International equity fund	93,612,449	—	—	93,612,449
Lifecycle funds	122,930,094	—	—	122,930,094
U.S. equity funds	312,159,557	—	—	312,159,557
News Corporation stock	35,168,394	—	—	35,168,394
Short-term investment fund	9,699,584	—	—	9,699,584
Money market fund	1,242,143	—	—	1,242,143
Variable synthetic GICs:
Corporate bonds	—	1,523,508	—	1,523,508
Stable value pooled funds	—	2,730,837	—	2,730,837
Traditional GICs	—	3,194,826	—	3,194,826
Fixed maturity synthetic GICs:
Asset-backed securities	13,495,393	—	—	13,495,393
Commercial mortgage-backed securities	11,348,238	—	—	11,348,238
Residential mortgage-backed securities	19,049,274	—	—	19,049,274
Constant duration synthetic GICs:
Asset-backed security index funds	—	15,933,157	—	15,933,157
Collective fund	—	10,081,764	—	10,081,764
Commercial mortgage-backed security funds	—	4,011,348	—	4,011,348
Government bond funds	—	22,462,535	—	22,462,535
Mortgage-backed security funds	—	10,508,032	—	10,508,032
Wrap contracts	—	—	215,954	215,954

Total assets at fair value	$821,305,433	$70,446,007	$215,954	$891,967,394

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies

The Standish Mellon Income Fund includes synthetic GICs and bank investment contracts. This fund is presented at fair value. The adjustment from fair value to contract value for the fully benefit-responsive synthetic GICs held by this fund is based on the contract value as reported by Standish Mellon, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses, and excludes the short-term investment fund.

The average yields for the Standish Mellon Income Fund are as follows as of December 31, 2010 and 2009:

	2010	2009
Average yield:
Based on actual earnings	3.24%	3.72%
Based on interest rate credited to participants	3.23%	3.70%

The fair values, contract values, and adjustments to contract value for the synthetic GICs, traditional GICs, and common/collective trust that hold GICs as of December 31, 2010 and 2009, are as follows:

	2010
	Fair Value	Contract Value	Adjustment to Contract Value
Synthetic GICs	$110,443,009	$107,710,759	$(2,732,250)
Traditional GICs	3,245,291	3,208,893	(36,398)
Common/collective trust	2,827,571	2,780,692	(46,879)

	$116,515,871	$113,700,344	$(2,815,527)

	2009
	Fair Value	Contract Value	Adjustment to Contract Value
Synthetic GICs	$108,629,203	$106,815,535	$(1,813,668)
Traditional GICs	3,194,826	3,090,517	(104,309)
Common/collective trust	2,730,837	2,709,916	(20,921)

	$114,554,866	$112,615,968	$(1,938,898)

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The fair values of the assets underlying the synthetic GICs, by type of securities, as of December 31, 2010 and 2009, are as follows:

	2010	2009
U.S. government securities	$75,922,748	$89,169,989
Corporate obligations	34,358,454	19,243,260
Fair value of wrappers	161,807	215,954

Fair value of investments	110,443,009	108,629,203
Difference between fair value and contract value of synthetic GICs	(2,732,250)	(1,813,668)

Contract value of synthetic GICs	$107,710,759	$106,815,535

The Standish Mellon Income Fund consists of three types of investment contracts. All investment contracts are benefit-responsive.

Guaranteed Investment Contracts

Traditional GICs are unsecured general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically, and it will not have an interest rate of less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

Generally, fixed maturity synthetic GICs consist of a market-valued asset or collection of market-valued assets such as mortgage-backed securities, and other investment securities, that are owned by the fund, or Plan, and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, these contracts are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased, and the interest crediting rate cannot be less than 0%.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund or Plan. The variable synthetic GICs are benefit-responsive and provide next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the investment.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities in collective investment funds with underlying investments in U.S. government securities, mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate resets every quarter based on the book value of the contract, the market yield of the underlying assets, the fair value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the fair value of the underlying portfolio over the duration of the contract and, therefore, will be affected by movements in interest rates and/or changes in the fair value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first established and it will not have an interest crediting rate of less than 0%.

Certain events could limit the ability of the Standish Mellon Income Fund to transact withdrawals and transfers at contract value. Such events include the following:

•	Company-initiated events including events within the control of the Plan or Plan Sponsor that would have a material and adverse effect on the Standish Mellon Income Fund.

•	Company communications designed to induce participants to transfer from the Standish Mellon Income Fund.

•	Competing fund transfer or violation of equity wash or equivalent rules in place.

•	Changes of qualification status of the Company or the Plan.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The plan administrator does not believe that the occurrence of any of the above events, which would limit the Standish Mellon Income Fund’s ability to transact at contract value with participants, is probable.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

6. Related-Party Transactions

The Plan engages in certain transactions involving Fidelity Management Trust Company, the Trustee, and News Corporation, the parent company, which are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity Management Trust Company or its related affiliates. Fees paid by the Plan Sponsor to Fidelity Management Trust Company for the year ended December 31, 2010, were not significant. Investments managed by Fidelity Management Trust Company amounted to $446,304,216 and $389,077,463 as of December 31, 2010 and 2009, respectively.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the tax qualified status of the Plan.

Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Fox Investment Plan

Notes to Financial Statements (continued)

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements as of December 31, 2010 and 2009, to net assets per the Form 5500:

	2010	2009
Net assets per the financial statements	$1,083,443,636	$907,837,980
Add: Adjustment for fair value to contract value of synthetic GICs and common/collective trust	2,779,129	1,834,589

Net assets per the Form 5500	$1,086,222,765	$909,672,569

The following is a reconciliation of the net appreciation in fair value of investments, interest, dividends and other income (investment income) per the financial statements to the Form 5500 for the year ended December 31, 2010:

Year Ended December 31, 2010

Total net investment income per the financial statements	$121,932,812
Add: Current year adjustment for fair value to contract value of synthetic GICs and common/collective trust	2,779,129
Subtract: Prior year adjustment for fair value to contract value of synthetic GICs and common/collective trust	(1,834,589)

Total net investment income per the Form 5500	$122,877,352

Traditional GICs are reported at contract value in the Form 5500. The Synthetic GICs and common/collective trust that holds GICs are reported at fair value in the Form 5500 as of December 31, 2010 and 2009.

Supplemental Schedules

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Totally Fully Corrected Under VFCP and PTE 2002–51
Check here if Late Participant Loan Repayments are included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 49,672	$ —	$ 49,672	$ —	$—

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issue	Description of Investment	Current Value
Company Stock
*News Corporation Common Stock
News Corporation Class B	Common Stock, 2,278,472 shares	$37,412,510

Short-Term Investments
*Fidelity Management Trust Company	Short-term investment fund; 0.21%	11,372,866

Money Market Portfolio
*Fidelity Management Trust Company	Money Market portfolio – Class 1	782,209

Common Collective Trust
Goode Stable Value Trust Fund	Collective fund; 2.32%	2,827,571

Synthetic GICs
Natixis Financial Products, Inc.	Maturity 7/19/11, 1.25% yield	1,516,588

ING Life Insurance and Annuity Company
Blackrock	1-3 Year Credit Bond Index Fund, 551,747 units	5,893,487
Blackrock	1-3 Year Government Bond Index Fund, 30,518 units	3,330,513
Blackrock	Asset-Backed Security Index Fund, 287,328 units	8,513,225
Blackrock	Commercial Mortgage-Backed Security Fund, 71,490 units	1,586,992
Blackrock	Int Term Credit Bond Index Fund, 163,721 units	6,957,041
Blackrock	Intermediate Government Bond I, 83,907 units	3,093,348
Blackrock	Long Term Government Bond Index Fund, 30,654 units	1,630,992
Blackrock	Mortgage-Backed Security Index Fund, 185,774 units	7,858,233
Wrapper		80,140

Fair value of contract		38,943,971

Rabobank Nederland – FOX060201
Blackrock	1-3 Year Credit Bond Index Fund, 171,698 units	1,833,821
Blackrock	1-3 Year Government Bond Index Fund, 9,498 units	1,036,616
Blackrock	Asset-Backed Security Index Fund, 89,467 units	2,650,815
Blackrock	Commercial Mortgage-Backed Security Fund, 22,247 units	493,854
Blackrock	Int Term Credit Bond Index Fund, 50,923 units	2,163,914
Blackrock	Intermediate Government Bond I, 26,104 units	962,362
Blackrock	Long Term Government Bond Index Fund, 9,531 units	507,103
Blackrock	Mortgage-Backed Security Index Fund, 57,807 units	2,445,239
Wrapper		62,483

Fair value of contract		12,156,207

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2010

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Prudential Trust Company Collective Trust	Collective fund; 2.73%	$27,800,588
Wrapper		16,020

Fair value of contract		27,816,608

Monumental Life Insurance Co.
(Aegon) – MDA00920TR	Maturity 1/7/2011, 4.22% yield
Commercial Mortgage Backed Sec	Series 05-LDP2; Class A2; 1/7/11; $1,000,000; 4.58%	111,773
Commercial Mortgage Backed Sec	Series 2006-CD2; Class A2; 1/7/11; $1,000,000; 5.41%	451,489
Federal Home Loan Corp.	Series 2743; Class OD; 1/7/11; $1,500,000; 5.00%	1,562,060
Wrapper		24

Fair value of contract		2,125,346

Bank of America, N.A. 03 – 049	Maturity 10/15/2013; 5.14%
Federal Home Loan Corp.	Series 2763; Class PC; 4/15/11; $1,000,000; 4.50%	117,499
Citibank Credit Card	Series 2006-A4; Class A4; 5/10/11; $1,000,000; 5.45%	1,025,221
Rate Reduction Bonds	Series 04-1; Class A2; 11/15/12; $1,750,000; 4.81%	1,097,035
GNMA Project Loan Corp.	Series 2008-8; Class A; 9/17/12; $1,500,000; 3.61%	1,080,789
Citibank Credit Card	Series 2008-A4; Class A4; 3/15/13; $1,500,000; 4.65%	1,616,852
Auto	Series 2007-A; Class A4; 1/9/12; $1,250,000; 5.28%	1,156,108
Auto	Series 2008-C; Class A4A; 10/17/11; $1,000,000; 5.16%	1,044,667
Federal Home Loan Corp.	Series 2870; Class AK; 10/15/13; $1,500,000; 5.00%	1,569,796
Federal Home Loan Corp.	Series 2760; Class PC; 8/15/12; $1,500,000; 5.00%	1,551,412

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2010

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Commercial Mortgage Backed Sec	Series 2001-C2; Class A3; 10/13/11; $1,255,000; 6.50%	$930,254
Rate Reduction Bonds	Series 2001-1; Class A3; 5/1/13; $2,000,000; 6.48%	1,270,380
GNMA Project Loan Corp.	Series 2008-92; Class AB; 12/17/12; $2,000,000; 3.52%	1,906,729
Wrapper		(1,438)

Fair value of contract		14,365,304

J.P. Morgan Chase Bank – AFox01	Maturity 1/16/2014; 4.56%
Credit Cards	Series 2008-A9; Class A9; 5/15/11 $2,000,000; 4.26%	2,031,311
Rate Redu Bonds	Series 2005-1; Class A3; 9/15/11; $1,000,000; 4.13%	259,697
Commercial Mortgage Backed Sec	Series 01-CF2; Class A4; 1/18/11; $720,000; 6.51%	64,933
GNMA Project Loan Corp.	Series 06-67; Class A; 1/16/14; $1,000,000; 3.95%	796,462
GNMA Project Loan Corp.	Series 2008-22; Class A; 8/16/13; $1,500,000; 3.50%	1,391,988
Commercial Mortgage Backed Sec	Series 2004-C3; Class A3; 5/10/13; $1,500,000; 4.87%	1,536,784
Federal Home Loan Corp.	Series 2857; Class BG; 10/17/11; $1,000,000; 4.50%	374,124
Federal Home Loan Corp.	Series 2900; Class PB; 11/15/12; $1,250,000; 4.50%	607,469
Federal Home Loan Corp.	Series 2875; Class PY; 8/15/11; $1,000,000; 4.50%	411,197
Commercial Mortgage Backed Sec	Series 06-CB14; Class A2; 3/12/12; $1,000,000; 5.44%	999,164
Wrapper		526

Fair value of contract		8,473,655

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2010

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Natixis Financial Products, Inc.
WR-1816-01	Maturity 1/15/2014; 4.81%
Commercial Mortgage Backed Sec	Series 05-C3; Class A2; 1/15/14; $1,000,000; 4.64%	$911,944
Federal Home Loan Corp.	Series 2785; Class NA; 1/18/11; $1,000,000; 4.00%	3,956
Commercial Mortgage Backed Sec	Series 2005-CIP1; Class A2, 8/13/12; $1,000,000; 4.96%	751,436
Commercial Mortgage Backed Sec	Series 06-LDP6; Class A2, 3/15/11; $1,000,000; 5.38%	766,994
Commercial Mortgage Backed Sec	Series 06-T22; Class A2, 4/12/11; $1,000,000; 5.47%	556,017
Auto	Series 2007-B; Class A4, 11/15/11; $1,500,000; 5.16%	1,005,240
Federal Home Loan Corp.	Series 2780; Class LD, 12/17/12; $1,000,000; 5.00%	1,045,691
Wrapper		4,052

Fair value of contract		5,045,330

Total Fair Value of Synthetic GICs		110,281,202
Total Fair Value of Wrappers		161,807

Total Fair Value of Synthetic GICs		110,443,009

Traditional GICs
Metropolitan Life - GAC 31951	Maturity 8/15/12, 4.07% yield	1,610,266

New York Life - GAC 34278	Maturity 10/14/11, 3.59% yield	1,598,627

Total Fair Value of Traditional GICs		3,208,893

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2010

Identity of Issue	Description of Investment	Current Value
Mutual Funds
Morgan Stanley	Morgan Stanley Invesco Mid Cap Growth I Fund	$90,755,313
Dodge & Cox	Stock Fund	41,633,997
American Funds	AMCAP R5 Fund	118,182,684
Julius Baer	International Equity Fund II	96,718,032
PIMCO	Total Return Fund Institutional Class	98,452,895
Allianz	NFJ Small Cap Value Fund Institutional Class	14,206,844
Blackrock	Inflation Protected Institutional Class	4,898,821
*Fidelity	Spartan U.S. Equity Index Fund	129,506,553
*Fidelity	Spartan International Index Fund	1,988,121
*Fidelity	Freedom Income Fund	984,416
*Fidelity	Freedom 2010 Fund	13,178,076
*Fidelity	Freedom 2020 Fund	34,949,482
*Fidelity	Freedom 2030 Fund	52,022,500
*Fidelity	Freedom 2040 Fund	41,057,849
*Fidelity	Freedom 2015 Fund	22,337,255
*Fidelity	Freedom 2025 Fund	49,589,663
*Fidelity	Freedom 2035 Fund	48,377,920
*Fidelity	Freedom 2045 Fund	26,033,438
*Fidelity	Freedom 2050 Fund	14,123,868

Total mutual funds		898,997,727
Total investments		1,065,044,785
*Participant loans	Interest rates ranging from 4.25% to 11.00% and maturities through 2025	20,458,802

		$1,085,503,587

*	Represents a party-in-interest as defined by ERISA.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/s/ Michele Lee
Michele Lee
Vice President International Benefits and Domestic Retirement Employee Benefits,
Fox Entertainment Group, Inc.

Date: June 24, 2011

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP